UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File Number: 001-40277
OLINK HOLDING AB (PUBL)
(Exact Name of Registrant as Specified in its Charter)

Salagatan 16A
SE-753 30
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Earnings Release

On May 13, 2024, Olink Holding AB (publ) issued a news release announcing unaudited results for the three months ended March 31, 2024, which are further described in the Company’s Interim Report for the three months ended March 31, 2024, copies of which are furnished as Exhibit 99.1 and 99.2, respectively, to this Form 6-K.

Exhibit No.        Description

99.1                    Olink Holding AB (publ) news release dated May 13, 2024.

99.2                    Olink Holding AB (publ) unaudited Interim Report for the three months ended March 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By: /s/ Jon Heimer
Name:Jon Heimer
Title: Chief Executive Officer
Date: May 13, 2024